PAGE 1 of 6 PAGES



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1


                  BRUSH CREEK MINING AND DEVELOPMENT CO., INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   117418 400
                                 (CUSIP Number)


                                  June 8, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         __       Rule 13d-1(b)

          X       Rule 13d-1(c)

         __       Rule 13d-1(d)

-----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 117418 400                  13G                      Page 2 of 6 Pages
          ----------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)
                  David Werner

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a)  | |

                                                    (b)  | |
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.


NUMBER OF                  5        SOLE VOTING POWER
SHARES                                             207,483
BENEFICIALLY
OWNED BY                   6        SHARED VOTING POWER
EACH                                               NONE
REPORTING
PERSON WITH                7        SOLE DISPOSITIVE POWER
                                                   232,483

                           8        SHARED DISPOSITIVE POWER
                                                   NONE


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  232,483

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                          _
                  NOT APPLICABLE              | |

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  Under 5%

12       TYPE OF REPORTING PERSON
                  IN

CUSIP NO. 117418 400                  13G                      Page 3 of 6 Pages
          ----------

                  In accordance with the revised Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13G is being filed as an amendment to a Schedule 13D (the "Schedule 13D") that was previously filed by the Reporting Person (as hereinafter defined) to report changes in Reporting Person's beneficial ownership of securities issued by the Issuer (as hereinafter defined) since the filing of the Schedule 13D. Reporting Person currently owns less than 5% of the issued and outstanding securities of Issuer and, therefore, his reporting obligation has terminated.

Item 1(a)         Name of Issuer

                  Brush Creek Mining and Development Co. ("Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices

                  970 East Main Street, Suite 200
                  Grass Valley, California 95945

Item 2(a)         Name of Person Filing

                  This Schedule 13G is being filed by David Werner ("Reporting Person").

Item 2(b)         Address of Principal Business Office

                  36 West 44 Street, New York, New York 10036

Item 2(c)         Citizenship

                  Reporting Person is a U.S. citizen

Item 2(d)         Title of Class of Securities

                  Common Stock, no par value

Item 2(e)         CUSIP Number

                  117418 400

Item 3 If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is

         (a)      ___ Broker or dealer registered under Section 15 of the
                      Exchange Act.
         (b)      ___ Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)      ___ Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.
         (d)      ___ Investment company registered under Section 8 of the
                      Investment Company Act.
         (e)      ___ An investment adviser in accordance with
                      Rule 13d-1 (b) (1) (ii) (E);

CUSIP NO. 117418 400                13G                        Page 4 of 6 Pages
          ----------

         (f)      ___ An employee  benefit plan or endowment  fund in accordance with Rule13d-1 (b) (1) (ii) (F);
         (g)      ___ A parent  holding  company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
         (h)      ___ A savings  association  as defined in Section  3(b) of the
                      Federal Deposit Insurance Act;
         (i)      ___ A church plan that is excluded  from the  definition of an investment company under Section 3(c) (14) of the Investment Company Act;
         (j)      ___ Group, in accordance with Rule 13d-1(c), check this box.

Item 4            Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned: 232,483
         (b)   Percent of class: Under 5%
         (c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote. 207,483
         (ii)  Shared power to vote or to direct the vote. N/A
         (iii) Sole power to  dispose  or to direct the  disposition  of 232,483
         (iv)  Shared power to dispose or to direct the disposition of N/A

Item 5            Ownership of Five Percent or Less of a Class
                  --------------------------------------------

                           Except for as set forth herein, not applicable

Item 6           Ownership of More than Five Percent on Behalf of Another Person
                 ---------------------------------------------------------------

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                           Not Applicable

Item 8            Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                           Not Applicable

Item 9            Notice of Dissolution of the Group
                  ----------------------------------

                           Not Applicable

CUSIP NO. 117418 400                     13G                   Page 5 of 6 Pages
          ----------

Item 10  Certification

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: June 18, 1998



/s/ David Werner
----------------
David Werner